

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Mr. Stanley T. Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Ave., Suite 126
Midland, Texas 79701

> **Re: STW Resources Holding Corp.**
> **Form 8-K/A, Item 4.02**
> **Filed July 10, 2012**
> **File No. 000-52654**

Dear Mr. Weiner:

We have reviewed your Form 8-K/A filed July 10, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K/A, filed July 10, 2012

1. Please note that you must respond in writing to the comments in our letter dated July 3, 2012 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief